Patagonia Exercises Option to Acquire
the Mina Angela Property

March 12, 2021 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces the Company has exercised the option pursuant to the previously announced definitive option agreement (the “Definitive Agreement”) to acquire the Mina Angela property.

As announced on September 15, 2020, Patagonia signed the Definitive Agreement with Latin Metals Inc. (“Latin Metals”), which granted Patagonia an irrevocable option to acquire a 100% interest in the Mina Angela property, which was subsequently assigned to its wholly-owned subsidiary, Huemules S.A. The Mina Angela property is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual mining claims. It covers 200 km² and is located approximately 50 km east-southeast of Patagonia’s 100% owned Calcatreu gold project.

In connection with exercising the option, Patagonia (through its subsidiary) will pay Latin Metals the second earn-in payment of US$250,000. A final payment of US$500,000 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia thereafter has the ability to perform exploration and exploitation mining activities on Mina Angela property. In addition, Latin Metals will be entitled to receive a 1.25% NSR from future production, half of which can be repurchased by Patagonia for US$1 million.

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 360 properties in several provinces of Argentina and Chile and is one of the largest landholders in the Province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, Patagonia making the payment to exercise the option and expectations as to future payments under the Definitive Agreement and the Company’s future plans and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.